中远投资(新加坡)有限公司
COSCO CORPORATION (SINGAPORE) LIMITED
TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg

82-4033

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/JL/rh **Exemption No. 33-91910**

13 January 2004

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs Cosco Investment

~~COSCO CORPORATION~~ (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date of Announcement	Description of Announcement
8 January 2004	Notice of Changes in Substantial Shareholder's Deemed Interests
12 January 2004	Notice of Changes in Subsidiaries Director's Interest

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 1/28

encs

MASNET No. 9 OF 08.01.2004
Announcement No. 9

COSCO CORPORATION (SINGAPORE) LIMITED

Notice Of Changes in Substantial Shareholder's Deemed Interests

PART I

1. Date of notice to issuer: 07/01/2004
2. Name of Substantial Shareholder: Temasek Holdings (Private) Limited

3. Please tick one or more appropriate box(es):

x a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:
2. Name of Registered Holder:
3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of interest: 05/01/2004
2. The change in the percentage level: From 10.90% to 8.85%
3. Circumstance(s) giving rise to the interest or change in interest: Others
Please specify details: As per attachment

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The changes in the percentage level of shareholdings of Temasek Holdings (Private) Limited is a result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the change:		79,000,000
As a percentage of issued share capital:		10.9
No. of shares held after the change:		79,521,000
As a percentage of issued share capital:		8.85

details.pdf

Submitted by Mr Li Jian Xiong, Alternate Director on 08/01/2004 to the SGX

MASNET No. 56 OF 12.01.2004
Announcement No. 56

COSCO CORPORATION (SINGAPORE) LIMITED

Notice Of Changes In Subsidiaries Director's Interest

PART I

1. Date of notice to issuer: 12/01/2004
2. Name of Director: Yang Xiaofeng

3. Please tick one or more appropriate box(es):

x a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

PART II

1. Date of change of interest: 09/01/2004
2. Name of Registered Holder: Yang Xiaofeng
3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	156,000
As a percentage of issued share capital:	0.02
No. of shares which are the subject of this notice:	56,000
As a percentage of issued share capital:	0.006
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.655
No. of shares held after the change:	100,000
As a percentage of issued share capital:	0.01

PART III

1. Date of change of interest:
2. The change in the percentage level: From % to %
3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the change:	156,000	
As a percentage of issued share capital:	0.02	
No. of shares held after the change:	100,000	
As a percentage of issued share capital:	0.01	

Note: Mr Yang Xiaofeng is a director of the subsidiaries, Harington Property Pte Ltd and Cosland (SR) Development Pte Ltd.

Submitted by Mr Ji Hai Sheng, President on 12/01/2004 to the SGX